AW

11022336

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 67019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** (MM/DD/YY) AND ENDING **DECEMBER 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LBC CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 13th Street, NW
Washington, DC 20005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stegman & Company
(Name - *if individual, state last, first, middle name*)

405 E Joppa Rd,Suite 100	**Baltimore**	**MD**	**21286**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **LBC Capital Partners LLC** as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

TINA M. DESTRO
Notary Public, State of New York
No. 01DE6122823
Qualified in Erie County
My Commission Expires February 22, 20 13

Notary Public

Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT

Board of Managers and Member
LBC Capital Partners LLC
Washington, DC

We have audited the accompanying balance sheet of LBC Capital Partners LLC (the "Company") as of December 31, 2010 and the related statements of operations, changes in member's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LBC Capital Partners LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1, 15c3-3 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stegman & Company

Baltimore, Maryland
January 10, 2011

Suite 100, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815 • www.stegman. com

LBC CAPITAL PARTNERS LLC

BALANCE SHEET
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	178,090
Prepaid expenses		641
Accounts receivable - affiliated company		197,538
Total current assets		376,269
Furniture and fixtures - at cost		1,829
Less accumulated depreciation		(370)
Furniture and fixtures - net		1,459
TOTAL ASSETS	$	377,728

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	92,704
Accrued expenses		14,786
Accrued commissions payable		74,058
Due to member		24,571
Total liabilities		206,119
MEMBER'S EQUITY:		
Contributed capital		772,352
Accumulated deficit		(600,743)
Total member's equity		171,609
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	377,728

See accompanying notes.

LBC CAPITAL PARTNERS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

PLACEMENT AGENT FEES	$ 148,116
TOTAL REVENUE	148,116
EXPENSES:	
Accounting	10,500
Administrative salaries	209,418
Bank services charges	38
Commission expense	98,744
Data storage	870
Depreciation expense	261
E-mail archiving	3,300
Fidelity bond	327
Meals and entertainment	4,188
Office supplies	1,236
Printing	1,450
Postage and delivery	7,972
Professional fees:	
Consulting	40,008
Legal	156,623
Conference fees	8,503
Regulatory fees	1,748
Rent expense	11,592
Taxes and licenses	250
Telephone	2,660
Training	212
Travel	49,152
Total expenses	609,052
NET LOSS	$ (460,936)

See accompanying notes.

LBC CAPITAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Contributed Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2010	$ 199,988	$ (139,807)	$ 60,181
Capital contributions	572,364	-	572,364
Net loss	-	(460,936)	(460,936)
BALANCE AT DECEMBER 31, 2010	$ 772,352	$ (600,743)	$ 171,609

See accompanying notes.

LBC CAPITAL PARTNERS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(460,936)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		261
Forgiveness of amounts due to member		262,364
Effects of changes in operating assets and liabilities:		
Prepaid expenses		(156)
Accrued expenses		156,273
Accounts receivable - affiliated company		(197,538)
Net cash used in operating activities		(239,732)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Equity contributions		310,000
Due to member		11,078
Net cash provided by financing activities		321,078
NET INCREASE IN CASH AND CASH EQUIVALENTS		81,346
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		96,744
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	178,090

See accompanying notes.

LBC CAPITAL PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of LBC Capital Partners LLC (the "Company") is presented to assist in understanding the Company's financial statements. The Company's managment is responsible for the representations in the financial statements and notes and for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company's sole member is Landon Butler & Company, LP.

Business Activity

The Company was established to provide securities brokerage and advisory services. The Company does not hold funds or securities for, or owes money or securities to customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts. Through December 31, 2010, the Company has only generated revenue through acting as an offering agent for a private placement.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions and related clearing expenses will be recorded on a trade-date basis as securities transactions occur. Placement agent fees are recognized as earned on a quarterly basis.

Accounts Receivable - Affiliated Company

Management is of the opinion that all of the Company's accounts receivable are fully collectible. As of December 31, 2010, the accounts receivable consisted of advisory fees and expense reimbursement from a company whose shareholders include Landon Butler & Company, LP.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the taxable income or loss is included in its member's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of this report, the date the financial statements were issued.

2. RELATED PARTY TRANSACTIONS

On August 26, 2009, the Company entered into an expense sharing agreement with Landon Butler & Company LP for a number of management services on a month-to-month basis and may be terminated immediately by either party. The Company incurred charges of $226,922 for the year ended December 31, 2010. The expenses represent charges for salaries, occupancy, insurance and various other office expenses.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital for regulatory purposes of $46,029, which was $32,288 in excess of its required net capital of $13,741. The Company's net capital ratio was 4.48 to 1.

SUPPLEMENTARY INFORMATION

Schedule I

LBC CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

NET CAPITAL

Total member's equity		$ 171,609
Deduct member's equity not allowable for net capital		-
		171,609
Total member's equity qualified for net capital		
Add:		
A. Liabilities subordinated to claims general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities, deductions and/or charges		171,609
A. Non-allowable assets:		
Prepaid expenses	641	
Furniture and fixtures, net	1,459	
Accounts receivable	123,481	125,581
Net capital before haircuts on securities positions		46,028
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities	-	
D. Other	-	-
NET CAPITAL		$ 46,028

LBC Capital Partners LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
As of December 31, 2010

AGGREGATE INDEBTEDNESS

Items included in the balance sheet:	
Accounts payable, accrued expenses and due to member	$ 206,119
Total aggregate indebtedness	206,119

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital as required under SEC Rule 15c3-1(a)	13,741
Excess net capital at 1200%	552,336
Ratio: Aggregate indebtedness to net capital	4.48

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the Company's computation included in Part II of Form X-17 A-5 as of December 31, 2010. Therefore, no reconciliation is included.

LBC CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

In regards to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the Firm is claiming an exemption under Section (k) (2) (i). LBC Capital Partners LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of LBC Capital Partners LLC."

STEGMAN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS SINCE 1915

Schedule III

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Managers and Member
LBC Capital Partners LLC
Washington, DC

In planning and performing our audit of the financial statements of LBC Capital Partners LLC, (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

To the Board of Managers and Member
LBC Capital Partners LLC

transactions are executed inaccordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination or control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stegman & Company

Baltimore, Maryland
January 10, 2011

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

Schedule IV

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Managers and Member
LBC Capital Partners LLC
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments "Transitional Assessment Reconciliation: (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by LBC Capital Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the specified parties in evaluating LBC Capital Partners LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). LBC Capital Partners LLC's management is responsible for LBC Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibilty of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 less revenues reported on the FOCUS reports for the period from January 1, 2010 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period from January 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

To the Board of Managers and Member
LBC Capital Partners LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stegman & Company

January 10, 2011

LBC CAPITAL PARTNERS LLC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

STEGMAN
& COMPANY

CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

LBC CAPITAL PARTNERS LLC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

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